Exhibit 99.3

Summary of Guaranty Contract of Maximum Amount (the “Contract”) Entered into by and between BAK International (Tianjin) Ltd. (the “Guarantor”) and Tianjin Branch, Bank of Dalian (the “Creditor”) on October 15, 2012

Main contents:

  Guaranty Contract number: DLL Jin201210120028;

  BAK International (Tianjin) Ltd. undertakes to assume joint and several liabilities for Tianjin BAK New Energy Research Institute Co., Ltd. (the “Obligor”)’s indebtedness towards Bank of Dalian from October 15, 2012 to October 15, 2013, and the maximum amount secured is RMB 10 million.

  Guaranty Responsibility: The guaranty under this Contract shall be guaranty with joint and several liabilities. The guarantor is obligated to pay off the debt in the event the obligor is unable to pay off the debt (including the creditor declares the debt becomes mature in advance to its original expiry date due to default of the obligor or the guarantor).

  Scope of Guaranty: The guaranty shall cover all of the loan principal, interest, penalty interest, breach of contract compensation, damages, undertaking fee and all the expenses such as litigation cost, lawyer’s fee, notification cost and public notice cost etc. which is incurred to the Creditor in realizing its creditor’s right.

  Guaranty period: The guaranty period is from the effective date of this Contract to two years after the expiry of the term of the loan agreement entered into under the Contract.

Headlines of the articles omitted:

  Payment on demand

  Declaration and guaranty

  Remedies for breach of contract

  Right reserved

  Modification, amendment and termination of the Contract

  Disputation settlement

  Attachment

  Other agreements

  Validity